August 29, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Supplemental Response to SEC Staff Comments 20 and 21 of the letter dated June 7, 2006

In early September 2006, KBR, Inc. expects to file with the U.S. Securities and Exchange Commission its Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-133302) originally filed by KBR with the Commission on April 14, 2006.

With Amendment No. 2, KBR will submit to the staff a comment response memorandum with respect to the 25 comments received from the staff in correspondence dated June 7, 2006 relating to KBR’s Amendment No. 1 to Form S-1. The purpose of this letter is to supplementally respond to the staff with respect to comments 20 and 21 of the June 7, 2006 letter. KBR would like to resolve these two comments before filing Amendment No. 2 to the Registration Statement.

We respectfully request that the staff review these supplemental responses to comments 20 and 21. We would like to schedule a conference call with the staff to discuss these two comments once the staff has reviewed the enclosed materials. For your convenience, our responses are prefaced by the staff’s corresponding comment in italicized text.

20.	We note your response to comment 82 of our letter dated May 12, 2006. You state that your divisions generate revenue and incur expenses through the pursuit of various types of business activities including, but not limited to, a wide range of engineering, construction, operations and maintenance, logistics and project management services. Given this wide range of services, we have difficulty understanding how your chief operating decision maker can assess performance and make decisions regarding the allocation of resources by viewing operations primarily at the division level. Please provide us with all of financial information provided to your chief operating decision maker for each of the last three years and the 2006 interim period.

RESPONSE: As indicated in our letter dated May 26, 2006, KBR’s Chief Operating Decision Maker (CODM) through March 31, 2006 was Andy Lane, the Executive Vice President and Chief Operating Officer of KBR’s parent, Halliburton Company. Mr. Lane became the CODM for KBR in September 2004 when he became KBR’s Chief Executive Officer. Mr. Lane retained the CODM role for KBR following his appointment as Halliburton Company Chief Operating Officer in December 2004.

In April 2006, Bill Utt was named President and Chief Executive Officer of KBR. Consequently, Mr. Utt is now serving as the CODM of KBR.

Since late 2004, the financial information and other materials provided to KBR’s CODM to allow him to assess the performance of the business segments have been consistent on a monthly basis. Further, since SFAS No. 131 provides that reportable segments should reflect the enterprise’s current internal organization structure, we believe that three years of voluminous financial information would not be relevant to the determination of KBR’s segments today. Therefore, we have supplementally provided, on a confidential basis, more recent representative samples of the financial information KBR’s CODM receives rather than the complete materials for three years.

Although we provide a wide range of services, our business is focused on projects. Our CODM has established pricing and risk analysis parameters for our significant projects that apply before bids and final acceptance. The business segment leaders review the results of these major projects as part of the Executive Leadership Team (ELT) presentations described below. The CODM is able to assess performance and make decisions regarding the allocation of resources for our wide range of services based upon our two reported segments because, at any point in time, a relatively few number of projects and joint ventures constitute a substantial part of our operations. Further, the major project list changes constantly. For example, for the six months ended June 30, 2006, nine projects represented approximately 58% of our total revenues. Similarly, these nine projects made up a significant portion of our operating income. These nine projects were reviewed in the June 2006 ELT presentation provided to the staff as described below in response to this comment.

On a monthly basis, we prepare and distribute to the CODM a financial report internally referred to as the “White Book.” We believe the White Book presents our two business segments — Energy & Chemicals and Government & Infrastructure — in a manner consistent with how our CODM views KBR, and business decisions about KBR’s operating matters are made on this basis. We are supplementally providing the staff, on a confidential basis, the March 31, 2006 and June 30, 2006 White Books (see Tab 1 of the enclosed binder) as representative of the information provided each month. Because of the repetitive nature of these materials, we have provided two months as a representative sample. Other months could also be provided if requested.

We are also supplementally providing the staff, on a confidential basis, copies of the following other financial information provided to the CODM:

•	KBR’s 2006 through 2008 annual business plan approved by Mr. Lane (see Tab 2 of the enclosed binder).

•	KBR’s projections for 2006 through 2008 prepared in connection with securing our $850 million credit facility approved by Mr. Lane and described in the Registration Statement (see Tab 3 of the enclosed binder).

•	KBR’s April 2006 reforecast of the 2006 annual business plan approved by Mr. Lane, and the July 2006 reforecast of the 2006 business plan approved by Mr. Utt (see Tab 4 of the enclosed binder).

•	In June and August 2006, special presentations were prepared for Mr. Utt by the two segment leaders to introduce and familiarize Mr Utt with each segment’s strategic “tenets” (product lines or other areas of strategic initiative) and their respective management teams. We have included the financial materials from the August 2006 meeting, reflecting operating results for July 2006, as representative of the information Mr. Utt received at both meetings (see Tab 5 of the enclosed binder). Beginning in September, Mr. Utt intends for the ELT meetings to return to their normal format, which is described further below.

•	Financial information presented to the ELT on a normal monthly basis to monitor the business (see Tabs 6, 7 and 8 of the enclosed binder). These presentations, the format of which has been relatively consistent on a month-to-month basis, were made by:

o	Accounting & Finance organization;

o	Energy & Chemicals (“E&C”); and

o	Government & Infrastructure (“G&I”).

As a representative sample, we have provided the monthly financial information presented to Mr. Lane, Mr. Utt (after he joined the company) and other members of the KBR ELT for the March 31, 2006 and June 30, 2006 results.

•	KBR’s March 2006 and June 2006 “Management’s Discussion and Analysis”, which are consistently-formatted documents provided quarterly to the KBR ELT and Halliburton to describe the financial and operational results of KBR, its segments and its projects (see Tab 9 of the enclosed binder).

We also have an incentive bonus plan for eligible employees of KBR which includes three pools of eligible participants: the E&C pool, the G&I pool and the Corporate pool. The bonus for the E&C segment and the G&I segment are based solely upon each division achieving a pre-established annual threshold of financial (EVA-based) performance along with a measure for overall KBR performance. The plan participants in G&I are rewarded solely on total results for the G&I segment and KBR in total; there are no subcategories whereby any group within the G&I segment can achieve an incentive bonus and other groups do not. Likewise, the E&C plan participants’ incentive bonus is solely based upon the total results for the E&C segment and KBR in total. The plan for corporate participants is similarly designed but based upon the achievement of targeted financial performance by KBR as a whole.

In connection with this incentive compensation plan, KBR’s CODM reviews the EVA results on a monthly basis for the G&I segment, the E&C segment and total KBR during the ELT review. These results are included in Tabs 6, 7 and 8 of the enclosed binder on slides designated as “CVA” and “NOVA”.

We believe the above financial information is consistent with the White Book presentation and demonstrates that KBR’s CODM views KBR and makes business decisions about KBR’s operating matters based on two business segments – Energy & Chemicals and Government & Infrastructure.

We are also supplementally providing the staff, on a confidential basis, copies of preliminary unaudited Condensed Consolidated Statements of Operations, Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Cash Flows for KBR Holdings, LLC, as well as the Business Segment Information Footnote to the financial statements, in each case presenting information for the six months ended June 30, 2006 and June 30, 2005, or as of June 30, 2006 or December 31, 2005, respectively (see Tab 10 of the enclosed binder).

We are submitting the enclosed binder as supplemental information to the staff in paper format and not electronically via EDGAR. We have requested confidential treatment for the materials contained in the enclosed binder pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of these materials pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

21.	We note your response to comments 88 and 90 of our letter dated May 12, 2006.

In Note 2 you state that your consolidated financial statements reflect all costs of doing business, including those incurred by Halliburton on your behalf. In Note 19, you state that costs for other services, including legal services and audit services, are primarily charged to KBR based on direct usage of the service. Your response to prior comment 73 also states that your consolidated financial statements include all material costs incurred by Halliburton on your behalf.

You state that investigations are being conducted into whether improper payments were made to government officials in Nigeria though the use of agents or subcontractors in connection with the construction and subsequent expansion by TSKJ of a multibillion dollar natural gas liquefaction complex and related facilities at Bonny Island in Rivers State, Nigeria. You also state that subpoenas were issued seeking information regarding current and former agents used in connection with multiple projects over the past 20 years located both in and outside of Nigeria in which you, The M.W. Kellogg Company, M.W. Kellogg Limited or their or your joint ventures were participants. The M.W. Kellogg Company was later merged with a Halliburton subsidiary to form Kellogg Brown & Root. Kellogg Brown & Root, a subsidiary of yours and successor to The M.W. Kellogg Company, has a 25% interest in the venture. The M.W. Kellogg Limited is a joint venture in which you have a 55% interest.

Given that the Foreign Corrupt Practices Act and Bidding practices investigations appear to directly relate to you and your subsidiaries, it is unclear why the investigation expenses would not be included on your financial statements. Please tell us the amount of the investigation expenses recorded by Halliburton for the year ended December 31, 2005 and the three months ended March 31, 2006 and explain to us your basis in GAAP for excluding them.

RESPONSE: The costs incurred under the foreign corrupt practices investigation (and the bidding practices investigation) were $0, $8.3 million, $9.4 million, and $4.7 million for the years ended December 31, 2003, 2004, 2005 and the six months ended June 30, 2006, respectively. As discussed in our response letter dated May 26, 2006 to the Staff’s comment number 88, Halliburton determined in 2004 that legal and other costs incurred with respect to these matters would be funded by Halliburton and not charged to KBR. Prior to this decision and early in the investigation before the scope was known, two invoices totaling $1.5 million were charged to KBR in 2004 (which are included in the $8.3 million amount above for 2004).

We will revise Amendment No. 2 to disclose the costs incurred by Halliburton as a result of the investigations in the footnotes to our consolidated financial statements. Footnote 19 – “Related Party Transactions” of Amendment No. 2 will provide:

“On behalf of both Halliburton and us, Halliburton has incurred $0, $8 million, $9 million and $5 million (unaudited) for the years ended December 31, 2003, 2004, 2005 and for the six months ended June 30, 2006, respectively, for expenses relating to the FCPA and bidding practices investigations described in Note 13. In 2004, $1.5 million of the $8 million incurred was charged to us. Except for this $1.5 million, Halliburton has not charged these costs to us. These expenses were incurred for the benefit of both Halliburton and us, and we and Halliburton have no reasonable basis for allocating these costs between Halliburton and us.”

Similar language will be added in Footnote 13 – “Other Commitments and Contingencies” and in Management’s Discussion and Analysis of Financial Condition and Results of Operations.

These costs relate to investigating matters for which an allocation between Halliburton and KBR is not practicable. For example, the scope of the investigation has included interviews and reviews of records, correspondence and files of KBR and Halliburton personnel. Counsel has prepared memoranda for the SEC and the DOJ relating to both Halliburton and KBR, has reviewed and produced a substantial number of documents for the SEC and the DOJ from files of Halliburton and KBR and has prepared for and had multiple meetings with the DOJ and the SEC, in connection with which both Halliburton and KBR were the subject of the discussions. It is not possible to distinguish with respect to these tasks between the expenses incurred on behalf of Halliburton and the expenses incurred on behalf of KBR.

This paragraph contains confidential information that we are providing to the staff on a supplemental basis. We have requested confidential treatment for this paragraph pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. [The remainder of this paragraph has been intentionally omitted.]

Because of: (a) our and Halliburton’s inability to meaningfully allocate these costs between us, (b) Halliburton’s determination to bear these legal costs, and

(c) Halliburton’s indemnity of KBR for fines and other monetary penalties or direct monetary damages as a result of governmental claims related to these matters, we believe it is appropriate to disclose the costs of this investigation in notes to our consolidated financial statements, but it is not appropriate to include these costs in our consolidated statements of operations.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments regarding the enclosed materials. We will be contacting you to arrange a call once you have had an opportunity to review the enclosed materials.